UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 15, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 14, 2010 announcing that STMicroelectronics is repurchasing a portion of its Zero Coupon Senior Convertible Bonds due 2016.

PR No. C2616C

STMicroelectronics Announces the Repurchase of a Portion of its
Zero Coupon Senior Convertible Bonds due 2016

Geneva, January 14, 2010 – STMicroelectronics (NYSE: STM) today announced that it has completed a program to repurchase a portion of its outstanding Zero Coupon Senior Convertible Bonds due 2016 (“2016 Bonds”). A total of $298,174,000 nominal value of 2016 Bonds were repurchased representing approximately 30.6% of the total amount originally issued.

Beginning in December 2009, the 2016 Bonds were purchased in off market transactions by financial intermediaries, acting as agents for ST. The Company paid $314.6 million from outstanding cash to repurchase 2016 Bonds with an accreted value of $316.0 million. The repurchased Bonds will be cancelled in accordance with their terms.

The decision to repurchase a portion of the 2016 Bonds was taken in anticipation of the put option exercisable by bondholders on February 23, 2011 and optimizes ST’s liquidity management and yield through that date. “The repurchase of a portion of our 2016 convertible bonds with no need for refinancing demonstrates the strength of ST’s capital structure and reflects our confidence in the Company’s free cash-flow generation going forward,” said Carlo Ferro, Chief Financial Officer of STMicroelectronics.

The 2016 Bonds are listed on the Luxembourg Stock Exchange.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

This press release contains forward looking statements which are based on Management's current expectations, views, beliefs and assumptions as of the date of this release. Such statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-

looking statements. Factors, which may cause actual results or performance to differ materially from the expectations of the Company or its Management, include changes in interest rates and accounting treatment of securities. A more detailed discussion of these factors and the other "Risk Factors", which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2008, which was filed with the SEC on May 13, 2009.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 15, 2010	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer